LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

  TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

December 24, 2014

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Cape Bancorp, Inc.

Registration Statement on Form S-4, filed November 11, 2014

File No. 333-200445

Form 10-K for the fiscal year ended December 31, 2013

File No. 001-33934

Colonial Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2013

File No. 001-34817

Response to Comment Letter Dated December 17, 2014

Dear Mr. Schiffman:

On behalf of Cape Bancorp, Inc., (the “Company”), the following are responses to the Securities and Exchange Commission comment letter dated December 17, 2014. For ease of reference the comments have been reproduced below.

Dear Shareholder Letters

1.	Disclose the percentage of the combined company to be held by Colonial Financial Services shareholders following the merger.

Please see the revised disclosure in the Cape and Colonial Financial shareholder letters.

Mr. Todd K. Schiffman

Securities and Exchange Commission

December 24, 2014

2.	Please indicate the trading price of Cape Bancorp stock on the date prior to the merger announcement and as of a recent date and calculate the implied value of 1.412 shares on each date.

Please see the revised disclosure in the Cape and Colonial Financial shareholder letters.

Questions and Answers, page 1

3.	Add a new section summarizing how the cash and stock portions of the consideration will be allocated.

Please see the revised disclosure on pages 1 and 5 of the Joint Proxy Statement/Prospectus.

What Will Colonial Financial Stockholders Receive in the Merger, Page 1

4.	Please indicate the implied value of the stock consideration as of a recent date.

Please see the revised disclosure on pages 1, 5, 12 and 75 of the Joint Proxy Statement/Prospectus.

5.	Replace the reference to the Merger Agreement with a cross reference to a new section in the prospectus that summarizes the formula for reducing the cash consideration.

Please see the revised disclosure on pages 1, 5, 12 and 75 of the Joint Proxy Statement/Prospectus.

6.	Make corresponding changes to the Summary on page 12 and throughout the documents, as appropriate.

Please see the revised disclosure on pages 1, 5, 12 and 75 of the Joint Proxy Statement/Prospectus.

What are the Material U.S. Federal Income Tax Consequences of the Merger…, page 5

7.	State clearly the tax consequences of the stock consideration. State that you have received a legal opinion that the stock portion of the merger consideration will be tax free to shareholders and state that you filed the

Mr. Todd K. Schiffman

Securities and Exchange Commission

December 24, 2014

legal opinion as an exhibit to the registration statement. Make corresponding changes in the Summary section on page 16 and main tax section on page 77 in response to this comment.

Please see the revised disclosure on pages 5, 16, 77 and 78 of the Joint Proxy Statement/Prospectus.

Summary

Interests of Certain Persons in the Merger…, page 15

8.	Please quantify the aggregate amount each director and officer will receive as a result of the merger.

Please see the revised disclosure on pages 16, 83 and 84 of the Joint Proxy Statement/Prospectus.

9.	Clarify which interests are not subject to the FDIC golden parachute rules.

Please see the revised disclosure on pages 16, 83 and 84 of the Joint Proxy Statement/Prospectus.

Material Tax Consequences of the Merger, page 77

10.	Revise the last sentence of the first paragraph on page 78 because it assumes the substance of the opinion you are required to provide. Substitute “the following discussion assumes that the merger will constitute a reorganization…” with “the following discussion is the opinion of Luse Gorman Pomerenk & Schick.” And state clearly that it is counsel’s opinion that the merger will constitute a Section 368(a) reorganization.

Please see the revised disclosure on page 78 of the Joint Proxy Statement/Prospectus.

11.	Because you are filing a short-form tax opinion confirming that the disclosures in this section are the opinion of counsel, the language here must be the full opinion of counsel.

Please see the revised disclosure on page 78 of the Joint Proxy Statement/Prospectus.

Mr. Todd K. Schiffman

Securities and Exchange Commission

December 24, 2014

Description of the Merger, page 41

12.	Please provide the staff with all opinions, reports or other presentations provided by the financial advisors to the relevant companies.

The board books of each of the financial advisors to the transaction were delivered to the SEC on December 17, 2014.

Background of the Merger, page 41

13.	Disclose the price offered by Cape in its indication of interest in July 2014.

Please see the revised disclosure on page 42 of the Joint Proxy Statement/Prospectus.

14.	Clarify how the exchange ratio and cash price were determined.

Please see the revised disclosure on page 43 of the Joint Proxy Statement/Prospectus.

15.	Clarify how the stock and cash consideration mix was determined or negotiated.

Please see the revised disclosure on page 43 of the Joint Proxy Statement/Prospectus.

FinPro’s Compensation and Other Relationships with Colonial Financial, Page 69

16.	Please disclose the aggregate compensation received by FinPro in the past two years for all services. Please refer to Section 1015(b)(4) of Regulation M-A.

Please see the revised disclosure on page 69 of the Joint Proxy Statement/Prospectus.

Recommendation of Cape Bancorp, Inc. Board of Directors and Reasons…, page 70

17.	If the referenced accretion to earnings per share or cost savings have been quantified, please disclose.

Please see the revised disclosure on page 70 of the Joint Proxy Statement/Prospectus.

Mr. Todd K. Schiffman

Securities and Exchange Commission

December 24, 2014

Part II

Exhibit 8.1

18.	Opining that the discussion contained in the prospectus “fairly summarizes the federal income tax consequences” is not sufficient to satisfy the opinion requirement of Item 601(b)(8) because a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please confirm that the disclosures in the prospectus are the opinion of counsel. Refer to Corporation Finance’s Staff Legal Bulletin No. 19 for further guidance.

Please see the revised form of federal tax opinion, filed as Exhibit 8.1 to the Joint Proxy Statement/Prospectus.

Annex D

19.	Please Eliminate the word “solely” in the penultimate paragraph, reliance on the fairness opinion may not be limited by person.

Please see the revised disclosure on page D-3 of Appendix D to the Joint Proxy Statement/Prospectus.

Please acknowledge receipt of the enclosed materials by date-stamping and returning to our courier the enclosed receipt copy of this letter. If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2009 or Megan McKinney at (202) 274-2025.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

Enclosures